Exhibit 1.02

CSP, Inc.
Conflict Minerals Report
For the reporting period January 1, 2013 to December 31, 2013
This Conflict Minerals Report (the “Report”) of CSP, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality or production of those products.
Section 1 - Description of the Company’s Products Covered by this Report
This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.
These products, which are referred to in this Report collectively as the “Covered Products,” consist of substantially all of the products that are manufactured or contracted to be manufactured by the Company within the High Performance Products and Solutions segment.
Section 2 - Reasonable Country of Origin Inquiry
The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals came from recycled or scrap sources.
In conducting the reasonable country of origin inquiry, the Company utilized the conflict minerals reporting template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) Extractives Working Group (the “EICC/GeSI Reporting Template”).
The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.
The Company has concluded that the responses obtained in its reasonable country of origin inquiry are insufficient to form the basis for a reasonable belief that none of the Conflict Minerals necessary to the functionality or production of the Company’s products originated in a Covered Country.
Section 3 - Due Diligence Measures Performed by the Company
1.Design of Our Due Diligence and Description of the Due Diligence Process
Our due diligence processes and efforts have been designed to conform with the framework set forth in the 2nd edition of the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold, tin, tantalum and tungsten.
2.Management Systems
Our conflict minerals due diligence process included: the development of a Conflict Minerals Policy; the establishment of governance structures with cross-functional team members and senior executives; communication to, and engagement of, suppliers; recordkeeping; and the development of escalation procedures.
These efforts included the development of a Conflict Minerals Task Force led by our Vice President and Chief Accounting Officer and Chief Financial Officer and a team of subject matter experts from relevant functions such as, purchasing, quality assurance and manufacturing. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy.
We periodically report to the Audit Committee of the Board of Directors with respect to our due diligence process and compliance obligations.
As stated above, the Company has adopted a company policy which is posted on our website at: http://www.cspi.com/compliance/. The policy states:
CSPI Conflict Minerals Policy
Conflict Mineral Disclosure Rules
On August 22, 2012, the United States Securities and Exchange Commission (“SEC”) adopted final rules pursuant to Section 1502 of the Dodd-Frank Act of 2010 regarding conflict minerals disclosure. These rules require public companies to report to the SEC whether tantalum, tin, tungsten or gold (“conflict minerals”) mined in the Democratic Republic of Congo or adjoining countries are used in the products they manufacture. If conflict minerals originate in these countries, publicly traded companies are required to use due diligence to trace the source and chain of custody of these minerals leading up to their receipt by the reporting company and to describe this due diligence effort and its results in reports filed annually. The first report must be filed with the SEC on June 2, 2014 for the 2013 calendar year.
CSP, Inc. (CSPI) Conflict Minerals Policy Statement

CSPI is committed to complying fully with the SEC’s new conflict minerals disclosure rules. It is our policy to work with our supply chain partners to take reasonable steps aimed at assuring that the identified “conflict minerals” are not sourced by CSPI or any of its supply chain partners.
In supporting the principles and objective of this legislation CSPI requests our suppliers, in the chain of custody, exercise reasonable due diligence to determine the country of origin of these minerals and act in accordance with the “Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”.
3.Report on Supply Chain Due Diligence and Results
a.We conducted a survey of the Company's active suppliers using the EICC/GeSI Reporting Template. The EICC/GeSI Reporting Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters that the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on the website of the Conflict-Free Sourcing Initiative (“CFSI”). The EICC/GeSI Reporting Template has been widely adopted by many companies in their due diligence processes related to conflict minerals.
b.Survey Responses - The Company surveyed our entire known component and outsourced manufacturing supply chain, which consisted of 19 suppliers. The Company created and maintains a database of the survey responses. A copy of the declared sources of material has been included as part of this filing. The declared sources represent a summary of all available information.
4.Escalation Procedure
We have created follow-up processes to identify and escalate any identified issues associated with non-responsive or problematic responses provided by suppliers in connection with our due diligence efforts.
5.Maintenance of Records
The Company has established our due diligence compliance process and set forth documentation and record maintenance mechanisms to ensure that relevant documentation is retained in a structured electronic database.
6.Supply Chain Risk Identification and Assessment
Because of our size, the breath and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers. We have identified 19 direct suppliers for our products that are within the scope of our due diligence process. Of these 19 suppliers, we received 16 responses to our request for information. We have relied on these supplier’s responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

7.Designing and Implementing a Strategy To Identify and Respond to Supply Chain Risk
The Company has followed up with its suppliers in order to secure complete responses regarding both the use, and the supply and chain of custody, of any Conflict Minerals contained in the Covered Products. The Company has also initiated a process sought to review the reasonableness and reliability of its suppliers’ responses.
8. Third Party Audits of Supply Chain
The Company does not have direct relationships with smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with these Conflict Minerals. We do rely upon industry efforts to influence smelters and refineries to get audited and certified through CFSI’s Conflict Free Smelter Program.
9. Reporting
With the preparation and submission of this Conflict Minerals Report, the Company has provided a public report of its due diligence measures with regard to the sourcing of Conflict Minerals.
Section 4 - Product Categorization and Results of Due Diligence
After exercising the due diligence described above, the Company was unable to determine whether or not each of the Covered Products qualifies as “DRC conflict free,” as defined under the Rule. Accordingly, the Company determined that each of the Covered Products is “DRC conflict undeterminable,” as defined in the Rule.
Based on the information that was provided by the Company’s suppliers and otherwise obtained through the due diligence process, the Company believes that, to the extent reasonably determinable by the Company, the facilities that were used to process the Conflict Minerals contained in the Covered Products included the smelters and refiners listed below:

Metal	Smelter or Refiner
Gold	Caridad
Gold	JX Nippon Mining & Metals Co., Ltd
Gold	Metalor USA Refining Corporation
Gold	Ohio Precious Metals LLC.
Gold	Royal Canadian Mint
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd
Gold	Sumitomo Metal Mining Co. Ltd.
Tin	CFC Cooperativa dos Fundidores de Cassiterita da Amazônia Ltda.
Tin	Cookson
Tin	Cooper Santa
Tin	COOPERMETAL - Cooperativa Metalúrgica de Rondônia Ltda.
Tin	CV Serumpun Sebalai
Tin	EM Vinto
Tin	Fenix Metals
Tin	Gejiu Zi-Li
Tin	JX Nippon Mining & Metals Co., Ltd
Tin	Malaysia Smelting Corporation (MSC)
Tin	Metallo Chimique
Tin	Mineração Taboca S.A.
Tin	Minmetals Ganzhou Tin Co. Ltd.
Tin	Minsur
Tin	Mitsubishi Materials Corporation
Tin	PT Bangka Putra Karya
Tin	PT Belitung Industri Sejahtera
Tin	PT Bukit Timah
Tin	PT Koba Tin
Tin	PT Refined Banka Tin
Tin	PT Tambang Timah
Tin	PT Timah
Tin	Sumitomo Metal Mining Co. Ltd.
Tin	Minmetals Ganzhou Tin Co. Ltd.
Tin	Thaisarco
Tin	White Solder Metalurgia
Tin	Yunnan Chengfeng
Tin	Yunnan Tin Company Limited
Tungsten	Jiangxi Rare Earth & Rare Metals Tungsten Group Corp
Tungsten	Zhuzhou Cemented Carbide Group Co Ltd

The Company does not have sufficient information to determine the country of origin of the Conflict Minerals in the Covered Products.
Section 5 - Future Risk Mitigation and Efforts to Enhance Due Diligence
As we move toward enhancing our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary Conflict Minerals in the Covered Products could benefit armed groups in the Covered Countries:

i.Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion.
ii.Continue to influence additional smelters to obtain Conflict Free status throughout our supply chain, where possible.
Where practicable, the Company will work with suppliers who are sourcing from non-Conflict Free smelters to move towards using Conflict Free smelters, within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.